Exhibit 99.1

HAFNIA LIMITED: Issuance of new shares and mandatory notification of trade by close associate

Singapore, 27 June 2024

Reference is made to Hafnia Limited's ("Hafnia", the "Company", OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”) stock exchange announcement on 28 May 2024 regarding the share lending agreement entered into between the Company and BW Group Limited ("BW Group"). In order to settle the borrowed shares under the share lending agreement Hafnia has today issued 2,311,785 new shares to BW Group. For more information see the attached mandatory notification of trade.

Following the issuance of the new shares, there are 512,563,532 issued shares in the Company, each with a nominal value of USD 0.01, all of which have been validly and legally issued and fully paid.

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For further information, please contact:

Mikael Skov
CEO Hafnia Limited
+65 8533 8900

About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of over 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

NOTIFICATION BY PRIMARY INSIDERS/ CLOSE ASSOCIATE

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name		BW Group Limited
2	Reason for the notification
a)	Position/status		Closely associated person of primary insider Andreas Sohmen-Pao (chairman of the board of directors)
b)	Initial notification/Amendment		Initial notification
3	Details of issuer
a)	Name		Hafnia Limited
b)	LEI		5493001KCFT0SCGJ2647
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code		Shares in Hafnia Limited with ISIN BMG4233B1090
b)	Nature of the transaction		Redelivery/receipt of lent out shares by way of subscription and receipt of new shares
c)	Price(s) and volume(s)		Price(s)	Volume(s)
			USD 0.01	2,311,785
d)	Aggregated information		Aggregated volume: 2,311,785 Total price: USD 23,117.85
	—	Aggregated volume
	—	Price
e)	Date of the transaction		27 June 2024
f)	Place of the transaction		XOFF – Outside a trading venue